Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CBIRC

AND RESIGNATION OF SUPERVISOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 13 November 2018 in relation to, among others, the election of Mr. Tang Yong as a Non-employee Representative Supervisor of the sixth session of the board of supervisors of the Company (the “Board of Supervisors”) at the first extraordinary general meeting 2018 of the Company.

The Company has recently received the approval of qualification of Mr. Tang Yong issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Tang Yong as a Non-employee Representative Supervisor of the Company has been approved by the CBIRC. The term of office of Mr. Tang Yong commenced on 2 February 2019. Please refer to the announcement of the Company dated 23 August 2018 and the circular of the Company dated 28 September 2018 for the biographical details of Mr. Tang Yong.

In addition, due to adjustment of work arrangements, Mr. Shi Xiangming has, on 18 February 2019, tendered his resignation as a Non-employee Representative Supervisor of the Company. The resignation took effect on the same day.

Mr. Shi Xiangming has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Shi Xiangming for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 February 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	WangBin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie